Exhibit K(4)

The Northern Trust Company of Connecticut
300 Atlantic St # 400
Stamford, Connecticut 06901

June 23, 2011

NT Equity Long/Short Strategies Fund
50 South LaSalle Street
Chicago, IL 60603

Ladies and Gentlemen:

This letter agreement (the "Agreement") confirms the expense caps applicable to certain expenses payable by NT Equity Long/Short Strategies Fund (the "Fund").  The Fund and The Northern Trust Company of Connecticut (the “Investment Manager”) have entered into an Investment Management Agreement, dated as of June 23, 2011

1.           Administration Expense Cap.  The Investment Manager has agreed that administration, sub-administration, custody and transfer agent fees incurred by the Fund shall be capped at 0.20% per annum of the Fund’s net asset value (the “Administration Expense Cap”).  The Investment Manager will reimburse the Fund for administration, sub-administration, custody and transfer agent fees incurred in excess of the Administration Expense Cap.

2.           Other Operating Expense Cap.  The Investment Manager has agreed that other annual operating expenses (exclusive of administration, sub-administration, custody and transfer agent fees) of the Fund shall be capped at 0.60% per annum of the Fund’s net asset value (the “Operating Expense Cap”).  Such cap does not apply to fees and expenses incurred by the Fund as an investor in the Sub-Funds or to extraordinary expenses, such as reorganization expenses or litigation expenses. The Investment Manager will reimburse the Fund for operating expenses in excess of the Operating Expense Cap.  The Operating Expense Cap does not apply to fees and expenses incurred by the Fund as an investor in the Sub-Funds or to extraordinary expenses, such as reorganization expenses or litigation expenses.

3.           Recoupment.  Amounts reimbursed by the Investment Manager are subject to possible recoupment from the Fund in the next fiscal year after the year in which such amount was reimbursed if such recoupment can be achieved without exceeding the applicable cap.

4.           Term and Termination. This Agreement shall become effective as of the date hereof.  This Agreement will terminate automatically in the event of the termination of the Investment Management Agreement and may otherwise be terminated with the consent of the Board of Trustees of the Fund.

5.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware for contracts to be performed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the 1940 Act.

Very truly yours,

THE NORTHERN TRUST COMPANY OF CONNECTICUT

/s/ Patrick Harrington
Name: Patrick Harrington
Title: Chief Operating Officer

Accepted and Agreed:

NT EQUITY LONG/SHORT STRATEGIES FUND

/s/  Randal Rein
Name:  Randal Rein
Title:     Treasurer